EXHIBIT 99.3

RAY WYMAN, JR. ray.wyman@heavypen.com Ofc: 714.997.3808 Cell: 714.330.223

Proposal

This proposal is given to Christian Briggs (“Client”) by Ray Wyman Jr (“Wyman” “Ray Wyman” and “Agent”).

The primary focus of the proposed work is to deliver a level of content quality and management that helps Client achieve marketing and sales goals. Once the work agreement is reached, Wyman will follow the following process:

1.	Collect information from the client for all work that is to commence. Includes “Marketing Letter” (aka “2-Page Marketing Letter”), “Weekly Update,” and (optionally) “Research Papers.” All work requires input from the client to help direct light research on global and domestic market conditions that are conducive for the client’s primary sales drivers. Client must also provide written descriptions of services/key points. Work begins immediately after signed work agreement and first payment is received.

2.	Work on the Marketing Letter. An outline will be completed 3 Days (work week) from the date of commencement of work. Work on the Marketing Letter will resume after client approval of the outline. Delivery of first draft will be 3 days after approval of the outline. Completion of the entire document (including layout of the PDF version) within 1 week after client approval of a subsequent draft.

3.	Work on the Weekly Update. An outline and production process flow will be completed 1 Week from the date of commencement of work. Work resumes after client approval. Delivery of the first draft of the first Weekly Update (text only) 1 week after client approval of the outline. Work is ongoing after delivery of the first Weekly Update.

4.	Work on Research Papers. An editorial list will be delivered 2 Weeks from the commencement of work on this segment of work: an outline of headlines/topic summaries for the first 4 research papers. The first draft of the first Research Paper will be delivered 1 Week from the approval of the editorial outline; thereafter, this work will be ongoing.

PLEASE NOTE THAT 3RD PARTY SERVICES such as stock photography, custom photography, transcription, and other services noted as “not included” or “also not included” will be billed to the Client under separate invoice.

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Marketing Letter

Content that offers editorial views and company information for the purpose of “attracting new clients and reselling old ones.” This presentation will be online and off-line and include text, branded headlines, infographics (charts), photos. Online, it will be client-hosted webpage – client to arrange a Wordpress solution with appropriate template; offline, it will be a PDF with “magazine-like” layout.

1.	The outline of the document will be determined after receipt of client-supplied information.

2.	Fee includes writing (from client input), consultation, editorial planning, and design of a “masthead” (based on the company logo) to brand the report and additional downloadable reports (client to supply high quality/high resolution of existing branding elements - e.g., logo).

3.	Two drafts of all text, client changes (up to 30% for the 1st draft; 10% for 2nd draft), masthead design.

4.	Not included: website hosting, page design (Wordpress and template), original photography, stock photography, retouching/reconstruction of branding elements not in high resolution format (e.g., high resolution JPG, EPS, TIFF).

5.	Also not included: Additional rewrites beyond proposed scope of work, additional changes to layout/design after approval.

6.	EST 3-Week Total Production

FEE	$2,320

Weekly Market Update

Recap of prior week’s activity. A blog-like approach that hits key marketing/sales points. If the Live Show is added to the production, will requires addition of a transcription/transcription editing service (not included in this proposal).

1.	Two drafts of all text, client changes (up to 30% for the 1st draft; 10% for 2nd draft).

2.	Includes consultation for creation of editorial schedule and process, guidelines for input (digital dictation), dictation/transcription, writing (from transcript), and editorial planning.

3.	Not included: email distribution, site/page design, original photography, stock photography, retouching/reconstruction of branding elements not in high resolution format (e.g., high resolution JPG, EPS, TIFF).

4.	Also not included: Additional rewrites beyond proposed scope of work, additional changes to layout/design after approval.

5.	EST 3-Week Production for first post (setup). Weekly thereafter.

Fees below are based on a 6-month contract:

FEE	$1,800/mo (1st month)	$1,440/mo (subsequent months)

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Research Papers

OPTIONAL WORK that create secondary research papers based on selected topics. Paper length may vary – 600-800 words. Deliverable is a PDF document with a “magazine-like” layout (with one photo and/or infographic).

1.	Research includes selection of 3-4 published materials (e.g., WSJ, Morningstar) and selection of sections. Editorial work will combine selected research into one new research paper.

2.	Includes one photo or one infographic (chart).

3.	Two drafts of all text, client changes (up to 30% for the 1st draft; 10% for 2nd draft).

4.	Includes consultation for creation of editorial schedule and research process, editorial guidelines, and editorial planning.

5.	Not included: email distribution, original photography, stock photography, retouching/reconstruction of branding elements not in high resolution format (e.g., high resolution JPG, EPS, TIFF).

6.	Also not included: Additional rewrites beyond proposed scope of work, additional changes to layout/design after approval.

7.	EST 3-Week Production for first research paper. Weekly thereafter.

Fees below:

FEE	$900 (1st article)	$600 (subsequent articles)

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Scope of Work

All work in this proposal has been elected to proceed by the Client as specified above:

1.	Marketing Letter

2.	Weekly Market Updates

3.	Research Papers

Deliverables: Deliverables are the work product offered by this proposal, including documents, schedules, outlines, graphics (where noted), and stock photography (when required). Most of the work product will be accessible via online services (website, cloud). WYMAN guarantees that all text content produced will be original work based on Client’s input.

Meetings: WYMAN is available to the client via email, phone, and/or Skype (“Heavypen”).

Content Development: WYMAN will develop text content as needed for this project, including editing existing content, rewriting existing content, and writing new content based on information supplied by Client.

Websites: Unless otherwise noted, this proposal does not include technical consultation for website operations, hosting and/or technical assistance for the same, changes/modifications to the website structure or navigation, installation of widgets and/or plugins, or any other work pertaining to the design and structure for the website.

On Call: WYMAN is available for "on-call" consultation to the Client and representative during regular business hours (M-F, 8:30 -5:00 PST). Note that "on-call" does not mean "full time." However, WYMAN will return phone calls same day or next day, schedule permitting, unless client communication is an urgent matter in which case WYMAN will attempt a quicker response. The chief contact methods for WYMAN shall be via office line: 714-997-3808, cell phone: 714-330-2232, primary email address: ray_wyman@heavypen.com; text messages to 714-330-2232, and Skype (with advanced notification). From time to time, technical problems may require a change in email address. NOTE: WYMAN DOES NOT ACCEPT text for important change information, approvals, and/or other critical project information.

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Budget and Terms

Item	Initial Fees	Monthly	Per Occurrence
Marketing Letter	2,320.00
Weekly Market Update	1,800.00	1,440.00
Research Papers	900.00		600.00
Total Due Upon Signing	5,020.00
Due Monthly		1,440.00
Due Upon Occurrence			600.00

•	The budget above does not include 3rd Party fees (e.g., stock photo, video production, hosting, or any other service not specified). Such fees – if any – shall be billed separately.

•	All invoices are submitted via email (from Paypal) to the Client’s primary email address.

•	Fees paid by credit card via PAYPAL, Paypal to Paypal account, or CHECK payable to "Ray Wyman Jr" and mailed to P.O. Box 1902, Orange, CA 92856-0902

•	“Total Due Upon Signing” is the first payment and is due upon activation.

•	“Due Monthly” is payment due upon monthly presentation of invoice for work scheduled monthly.

•	“Due Upon Occurrence” is payment due when work is commissioned (in writing) by the Client and is invoiced separately. At Client’s option, this work may be invoiced at the same time as the monthly work.

•	Unless otherwise specified, all invoices are “payment due upon presentation”

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Agreement

On the date affixed below their signatures, Ray Wyman Jr (Agent) and Christian Briggs (Client, collectively “Parties”) hereby agree that this entire document, including the sections titled Proposal, Scope of Work, Budget and Terms, and Agreement (all totaled, 6 pages) now comprise an ORDER TO WORK AGREEMENT (Agreement) and as such the commission of the work described herein (Work) shall be performed by the Agent (and his assigns) per the conditions described herein:

•	Client shall cause the timely payment of all invoices presented by the Agent. Moreover, Client is responsible for payment of all third-party expenses specified in the Proposal and approved by Client including other third-party services not specified in the Proposal but also approved by Client.

•	Client acknowledges that the Work is progressive in nature and requires serial approval to reach a successful completion of the provisions of this Agreement and, as such, shall make every reasonable effort to be available for timely and constructive comments and discussions regarding the Work, and acknowledges further that any undue delay and/or changes to Work that has been already been approved shall result in additional charges at the discretion of the Agent.

•	Work performed by the Agent is “work for hire” on behalf of the Client, as such, the Agent hereby acknowledges that the Client is the sole owner of materials produced as a result of this Proposal, and the Client hereby takes full responsibility for any and all actions taken by the Agent on the Client’s behalf.

•	Client is responsible for purchasing any copyrighted materials deemed necessary to complete the Work. If Agent is required to acquire such copyrighted materials, Client agrees to pay any and all acquisition fees and assumes full responsibility for the use and distribution of all copyrighted materials used in the commission of the Work.

•	Client shall hold Agent harmless for direct, indirect and/or damages and/or subsequent liabilities of any kind resulting from the Work.

•	· Should any dispute arise between the Parties concerning the Work, the parties shall resolve their dispute via binding arbitration under the rules of the American Arbitration Association then in effect, of which arbitration proceedings shall take place in Orange County, CA. The prevailing party shall recover all costs including costs of investigation and attorney fees.

•	Agent is hereby granted permission by the Client to use the Work in case studies, white papers, articles and/or portfolios produced by the Agent to promote the Agent’s professional services, however Client reserves the right to redact aspects of the Work that reveals Client’s proprietary secrets (a description of proprietary secrets is attached).

•	This Agreement may be cancelled for any reason by either Party with a written 30-day notice. In the event of termination, Agent shall be entitled to payment based on a prorated percentage of completion, but in no event shall the termination fee(s) be less than fees already paid.

•	This document constitutes the entire Agreement between the parties. It may not be modified, amended or suspended without subsequent document that is executed in writing and signed by all parties.

•	This Agreement shall be governed by the substantive and procedural laws of the State of California.

NOW THEREFORE, the Parties agree to commission the Work and signify their agreement with their signatures below:

AGENT: Ray Wyman Jr	CLIENT: Christian Briggs

/s/ Ray Wyman	/s/ Christian Briggs
Signature	Signature

Date	Date

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